EXHIBIT 99.2

Magal Security Systems Ltd. Reports Unaudited Fourth Quarter and Full Year
2020 Financial Results

YEHUD, ISRAEL, April 6, 2021 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and twelve months ended December 31, 2020. Management will hold an investors’ conference call today at 10 a.m. Eastern Time to discuss the results. The details for the investors’ conference call can be found below the financial results summary.

FOURTH QUARTER 2020 RESULTS SUMMARY (all comparison to Fourth quarter 2019)

•	Revenue increased 23% to $29.2 million from $23.8 million

•	Operating income rose 22% to $3.5 million from $2.9 million

•
Net loss attributable to Magal’s shareholders was ($0.6) million compared to net income of $1.8 million, including non-cash financial expenses of $1.5 million compared to no non-cash financial expenses, and tax expense of $2.0 million up from $0.6 million

•	EBITDA increased 18% to $4.0 million from $3.4 million

FULL YEAR 2020 RESULTS SUMMARY (all comparison to Full Year 2019)

•	Revenue of $81.3 million compared to $86.8 million, a 6% decline primarily resulting from COVID-19 business disruptions

•	Operating income was $5.4 million versus $6.0 million

•
Net income attributable to Magal’s shareholders declined to $0.6 million from $2.3 million, including non-cash financial expenses of $1.5 million versus non-cash financial expenses of $1.7 million, and increased tax expense of $3.0 million versus $1.6 million

•	EBITDA decreased 10% to $7.3 million from $8.1 million

•	Cash and cash equivalents of $27.1 million at December 31, 2020

Mr. Dror Sharon, CEO of Magal, commented, "We finished the year with a solid fourth quarter that delivered 23% revenue growth and a 40% gross margin. The Integrated Solutions division’s sales led the revenue increase due in part to the fulfillment of delayed orders from prior quarters. Senstar’s stable revenues year-over-year in the US were modestly offset by continued weakness in the COVID-affected APAC and EMEA regions. Fourth quarter operating income increased 22%, and we reported a 14% EBITDA margin. Senstar’s revenue was $9.6 million with 63% gross margin in the quarter and delivered ~20% EBITDA margin contribution to the consolidated EBITDA. The Company's performance in 2020, a year where we faced challenges due to the COVID-19 pandemic, reflects the strength of our global team and their ability to pivot to productive and successful customer engagement across our vertical markets. We entered 2021 with a record backlog of ~$64 million, out of which Senstar accounted for a record backlog of ~$14 million. In December, we returned $25 million to our shareholders in a one-time cash distribution. Our balance sheet remains strong, with ~$27 million of cash and cash equivalents and no debt."

Continued Mr. Sharon, "In February 2021, we announced the divestiture of our Integrated Solutions Division, which we anticipate will close by the end of the second quarter of 2021. We are committed to focusing our efforts and resources on developing Senstar's industry-leading security technology and expanding its market share, particularly in our four focus vertical markets – logistics, corrections, energy, and critical infrastructure. We believe that Senstar's rich customer base and business model, with attractive gross margin contribution, and operational efficiencies is highly scalable to deliver long-term shareholder value as a stand-alone entity. The Senstar team is working continuously to improve our product lines and develop new products that set an industry standard for quality, innovation and reliability. The divesture of Integrated Solutions will improve the visibility of our Senstar business and further strengthen our already strong balance sheet to support the execution of our long-term growth strategy."

FOURTH QUARTER 2020 RESULTS SUMMARY

Revenue was $29.2 million compared with revenue of $23.8 million in the fourth quarter of 2019.

Revenue from Magal’s Integrated Solutions Division (projects) represented approximately 67% of total revenue in 2020, while revenue from the Senstar Products Division represented approximately 33% of total revenue.  Revenue from our Integrated Solutions Division (projects) increased by 57%, which was partially attributable to the fulfillment of an ESC-BAZ order that was delayed in early 2020. Senstar Products Division revenues decreased by 15% primarily due to the COVID-19 related slowdown in the EMEA and APAC regions.

Gross profit was $11.7 million, or 40.1% of revenue compared with gross profit of $11.4 million, or 48% of revenue, in the fourth quarter of 2019. The lower gross margin in the quarter was due to the change in the sales mix with a larger percentage of revenue coming from the Integrated Solutions Division.

Operating income was $3.5 million compared to $2.9 million in the fourth quarter of 2019. Operating income improved due to the effect of the increased revenue, coupled with reduced operating expenses in the 2020 period.

Financial expenses were $1.5 million compared to financial income of $0.0 in the fourth quarter of 2019. The expense was primarily due to the depreciation of the U.S. dollar against the Israeli shekel in the quarter, which impacted the valuation of the Company’s U.S. dollar denominated monetary assets held by the company.

Net loss attributable to Magal shareholders was ($0.6) million, or ($0.02) per share compared with net income of $1.8 million, or $0.05 per share, in the fourth quarter of 2019. The decline in net income was primarily attributable to the financial expenses described above to tax expense of $2.0 million, which included non-recurring tax expense, compared to a tax expense $0.6 million in the fourth quarter of 2019.

EBITDA was $4 million, representing an EBITDA margin of 13.6%, compared with $3.4 million, representing an EBITDA margin of 14.1%, in the fourth quarter of 2019.

Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2020, were $27.4 million, or $1.18 per share, compared with cash and short-term deposits, net of bank debt, of $51.6 million, or $2.23 per share at December 31, 2019. The decrease in the cash balance was primarily due to the payment of a cash dividend to shareholders totaling $25.0 million in December 2020.

FULL YEAR 2020 RESULTS SUMMARY

Revenue for the year ended December 31, 2020 was $81.3 million compared with revenue of $86.8 million in 2019. The 6% decline year-over-year was primarily due to lower Integrated Solutions Division and Senstar Products Division revenue attributable to COVID-19 related -business disruptions and challenges.

Revenue from Magal’s Integrated Solutions Division represented approximately 59% of total revenue, while revenue from the Senstar Products Division represented approximately 41% of total revenue. Revenue from Magal’s Integrated Solutions Division decreased by 5% while the Senstar Product Division decreased by 8%, year over year.

Gross profit for 2020 was $34.6 million.

Financial expenses were $1.5 million for 2020 compared to $1.7 million in 2019. This expense is primarily due to the depreciation of the U.S. dollar against the New Israeli Shekel and the Canadian dollar in 2020 which impacted the valuation of the U.S. dollar denominated monetary assets held by the Company.

Net income attributable to Magal’s shareholders for 2020 was $0.6 million, or $0.02 per share compared to $2.3 million, or $0.07 per share in 2019. The decline in net income was primarily attributable to the financial expenses described above and a tax expense of $3.0 million compared to a tax expense $1.6 million in 2019. The higher tax expense is partially impacted by non-recurring tax provisions.

EBITDA in 2020 was $7.3 million, representing an EBITDA margin of 9.0%, compared with $8.1 million, representing an EBITDA margin of 9.4%, in 2019.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, April 6, 2021. The call will begin promptly at 10:00 a.m. Eastern Time 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences

To participate, please use one of the following teleconferencing numbers, and the conference ID number 13714719:

•	US: 1-877-407-9716
•	Israel: 1-809-406-247
•	UK: 0-800-756-3429
•	International: 1-201-493-6779

The conference call will also be webcast live at http://public.viavid.com/index.php?id=142907.

A replay link of the call will be available at www.magalsecurity.com on April 6, 2021 after 1:00 pm Eastern time through April 20, 2021 at 11:59 pm Eastern time. The replay Pin Number is 13714719.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis – our cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

On 7 February 2021, Magal entered into an asset purchase agreement to sell its Integrated Solutions Division, or projects division, to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., for approximately $35 million. The transaction is expected to be completed by the end of the second quarter of 2021, and is subject to customary closing conditions, including regulatory approvals.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2020	2019	% change	2020	2019	% change
Revenue	29,202	23,756	23	81,266	86,831	(6)
Cost of revenue	17,494	12,360	42	46,710	48,070	(3)

Gross profit	11,708	11,396	3	34,556	38,761	(11)
Operating expenses:
Research and development, net	1,421	1,540	(8)	5,658	6,373	(11)
Selling and marketing	3,905	4,368	(11)	13,829	16,902	(18)
General and administrative	2,909	2,637	10	9,713	9,447	3
Total operating expenses	8,235	8,545	(4)	29,200	32,722	(11)

Operating income	3,473	2,851		5,356	6,039
Financial income (expenses), net	(1,472)	-		(1,453)	(1,667)

Income before income taxes	2,001	2,851		3,903	4,372

Taxes on income	2,031	578		3,001	1,553

Net income (loss)	(30)	2,273		902	2,819

Less – net income attributable to redeemable non-controlling interests and non-controlling interests	(618)	(490)		(342)	(526)

Net income (loss) attributable to Magal’s shareholders	(648)	1,783		560	2,293

Basic net income (loss) per share	$(0.02)	$0.05		$0.02	$0.07

Diluted net income (loss) per share	$(0.02)	$0.05		$0.02	$0.07

Weighted average number of shares used in computing basic net income (loss) per share	23,155,724	23,153,985		23,154,422	23,129,394

Weighted average number of shares used in computing diluted net income (loss) per share	23,155,724	23,153,985		23,154,422	23,144,741

	Three Months Ended December 31,		Full Year Ended December 31,
	2020%	2019%	2020%	2019%

Gross margin	40.1	48.0	42.5	44.6
Research and development, net as a % of revenues	4.9	6.5	7.0	7.3
Selling and marketing as a % of revenues	13.4	18.4	17.0	19.5
General and administrative as a % of revenues	10.0	11.1	12.0	10.9
Operating margin	11.9	12.0	6.6	7.0
Net margin	-	7.5	0.7	2.6

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2020	2019	2020	2019

GAAP Net income (loss)	(30)	2,273	902	2,819
Less:
Financial income (expenses), net	(1,472)	-	(1,453)	(1,667)
Taxes on income	2,031	578	3,001	1,553
Depreciation and amortization	(500)	(509)	(1,956)	(2,100)
EBITDA	3,973	3,360	7,312	8,139

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2020	2019
CURRENT ASSETS:

Cash and cash equivalents	$27,093	$34,531
Short-term bank deposits	-	16,749
Restricted cash and deposits	265	324
Trade receivables, net	21,310	18,697
Unbilled accounts receivable	11,643	8,897
Other accounts receivable and prepaid expenses	5,199	4,510
Inventories	12,450	12,605

Total current assets	77,960	96,313

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits, restricted bank deposits and other long-term accounts receivable and prepaid expenses	114	134
Severance pay fund	1,864	1,363
Deferred tax assets	3,734	4,215
Operating lease right-of-use assets	3,352	3,492

Total long-term investments and receivables	9,064	9,204

PROPERTY AND EQUIPMENT, NET	6,137	6,256

INTANGIBLE ASSETS, NET	3,035	3,772

GOODWILL	11,786	11,504

TOTAL ASSETS	$107,982	$127,049

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2020	2019

CURRENT LIABILITIES:

Trade payables	$7,741	$5,438
Customer advances	4,417	5,587
Deferred revenues	2,833	2,558
Other accounts payable and accrued expenses	17,005	14,609
Short-term operating lease liabilities	952	919

Total current liabilities	32,948	29,111

LONG-TERM LIABILITIES:
Deferred revenues	1,674	1,769
Deferred tax liabilities	676	178
Accrued severance pay	2,689	2,251
Long-term operating lease liabilities	2,398	2,515
Other long-term liabilities	285	371

Total long-term liabilities	7,722	7,084

Redeemable non-controlling interest	-	3,048

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2020 and December 31, 2019; Issued and outstanding: 23,163,985 shares at December 31, 2020 and 23,153,985 shares at December 31, 2019	6,753	6,750
Additional paid-in capital	69,965	94,696
Accumulated other comprehensive loss	34	(627)
Foreign currency translation adjustments (stand-alone financial statements)	9,118	5,924
Accumulated deficit	(18,559)	(18,961)

Total shareholders' equity	67,311	87,782
Non-controlling interest	1	24

TOTAL SHAREHOLDERS' EQUITY	67,312	87,806

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$107,982	$127,049